UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

    ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
FourQ Technologies, Inc.

Legal status of issuer

       Form
       C-corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 17, 2018

Physical address of issuer
10203 Arcola Lane North, Stillwater, MN 55082

Website of issuer
https://www.shiftposts.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$732,745	$51,405
Cash & Cash Equivalents	$199,102	$37,482
Accounts Receivable	$212,825	$0
Short-term Debt	$405,621	$143,636
Long-term Debt	$2,905,142	$675,000
Revenues/Sales	$1,113,087	$37,464
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(1,326,564)	$(680,297)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

Annual Report
(EXHIBIT A TO FORM C-AR)
4/x/2022

FourQ Technologies, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary, FourQ Technologies Canada ("the Company") was incorporated on September 17, 2018 under the laws of the State of Delaware, and is headquartered in Stillwater, Minnesota. The Company provides on-demand workforce management for the pharmacy and other healthcare industries through their software platform and app.

The Company is located at 10203 Arcola Lane North, Stillwater, MN 55082.

The Company's website is https://www.shiftposts.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's international operations could be affected by a variety of parameters. These include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for the next year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has not filed a Form D for its offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding convertible debt. The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of

6

the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company recognized an interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

The Company has participated in Related Party Transactions. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets in Exhibit B. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in Note 6 in Exhibit B for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
FourQ Technologies, Inc. (dba ShiftPosts) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and other healthcare locations enable real time, end-to-end workforce management through its platform, ShiftPosts.

Business Plan

Problem:

Any episode of Grey's Anatomy demonstrates the complexity of giving good patient care. The coordinator of any health care facility needs the right person with the right skills at the right place at the right time. ShiftPosts' workforce management platform aims to make this simpler than ordering an Uber. Planning and scheduling is intuitive, the tools are not. ShiftPosts changes that.

Today, schedulers employ several inadequate tools like custom spreadsheets, accounting platforms, or simple platforms like "When I work". Spreadsheets are what coordinators know, and accounting platforms are used because labor is typically 50% of overhead and overtime needs controlling.

Healthcare employment has hard-line rules on credentials, infractions, geography and identity. ShiftPosts allows this information to be recorded in a framework that provides verifiable proof-of-work history, credentials, and infractions - available in real-time. When you post shifts with ShiftPosts, scheduling goes from days to minutes, eliminating a huge burden in healthcare operations.

Solution:

With ShiftPosts, all schedules, gaps, and talent needs are viewed from one screen. The deep knowledge required to pair talent with locations is captured in one view, allowing coordinators to point & click people into place. It's like baseball and free-agents: everyone knows the position they play and where they can pinch hit, but given the needs of the coordinator, they may be playing for a different team tomorrow.

When you manage the permanent, part-time, and occasional workforce from one view, scheduling is simplified. Publishing a schedule and accepting changes can be done without hesitation because you can always see who is available, on vacation, missing qualifications, over the overtime threshold, etc. In fact, you can inventory skills and determine what talent you have versus what's needed.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Elizabeth Cooper	Co-Chief Executive Officer	Responsible for leading FourQ Technologies' strategy and mission as well as other start-ups
Dave McLean	Co-Chief Executive Officer	Responsible for leading FourQ Technologies' accounting, legal, and financing matters and other advising
Patrick Fry	Board Member	Responsible for leading FourQ Technologies' business and technical development and other advising

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	650,000	YES	N/A	N/A	**49.6%**	N/A
2018 Equity Option Plan	350,000	N/A	N/A	N/A	**7.6%**	N/A
Series A Preferred	560,880	N/A	N/A	N/A	**42.8%**	N/A
Convertible Notes	$1,600,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has outstanding convertible debt. The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company recognized an interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

The Company has outstanding Related Party debt. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under

'Advances – related party' on the consolidated balance sheets in Exhibit B. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in the above summary for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

Other current company debt consists of accounts payable and other accrued expenses during the normal course of business operations.

Ownership
A majority of the Company is owned by several individuals. There are no individuals who hold 20% or more of the company.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
None	N/A	N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary ("ShiftPosts", or "the Company") is a Delaware corporation incorporated on September 17, 2018, and is headquartered in Stillwater, Minnesota. The Company provides on-demand SaaS solutions for healthcare workforce management, specifically pharmacies, through their software platform and app.

Liquidity and Capital Resources
We have approximately $199,102 in cash on hand as of December 31, 2021.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	January 2021	Regulation CF	Convertible Note	749	Continuing operations

Dilution
When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/*Elizabeth Cooper*
_____
(Signature)

Elizabeth Cooper
_____
(Name)

Co - Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/*Elizabeth Cooper*   *Elizabeth Cooper*
_____
(Signature)

Elizabeth Cooper
_____
(Name)

Co - Chief Executive Officer
_____
(Title)

4/x/2022
_____
(Date)

/s/*Dave McLean*
_____
(Signature)

Dave McLean
_____
(Name)

Co - Chief Executive Officer
_____
(Title)

4/x/2022
_____
(Date)

/s/*Patrick Fry*
_____

(Signature)

Patrick Fry
_____

(Name)

Board Member
_____

(Title)

4/x/2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



COMPANY CERTIFIED FINANCIALS

I, Elizabeth Cooper, certify that the financial statements of FourQ Technologies, Inc. as of 31/12/2021 included in this Form are true and complete in all material respects.

Elizabeth Cooper
_____
Elizabeth Cooper
CFO

FourQ Technologies, Inc.

25/04/2022

FOURQ TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET
December 31, 2021

(unaudited)

ASSETS

Current assets:		
Cash	$	199,102
Receivables		212,825
Prepayments		25,000
Total current assets		436,927
Security deposit		35,000
Intangibles, net		260,818
Total assets	$	732,745

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	266,333
Accrued expenses		139,288
Total current liabilities		405,621
Bank loan		23,736
Convertible notes, net of debt issuance cost		2,881,406
Total liabilities		3,310,763
Stockholders' equity:		
Series A Preferred stock, $0.01 par value; 5,000,000 authorized and 560,880 shares issued and outstanding at December 31, 2021; Liquidation value $560,880 as of December 31, 2021		5,609
Common stock, $0.01 par value; 10,000,000 authorized and 650,000 shares issued and outstanding at December 31, 2021		6,500
Additional paid-in capital		555,271
Accumulated deficit		(1,828,922)
Net loss		(1,320,076)
Other comprehensive income - translation adjustment		3,600
Total stockholders' equity		(2,578,018)
Total liabilities and stockholders' equity	$	732,745

No assurance is provided on the consolidated financial statements. All disclosures required by GAAP are omitted.

FOURQ TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Year Ended December 31, 2021

(unaudited)

Revenue, net	$ 1,113,087
Operating expenses:	
Pharmacy professional fees	850,210
Salaries and benefits	450,315
Software development	322,488
Subcontractors	174,664
Professional fees	111,671
Depreciation and amortization	98,027
Advertising and promotion	63,747
Director of biz dev	61,672
IT expense	19,215
VP of sales - contractor	30,000
Rent	15,295
Office and administration	11,637
Bank charges	3,260
Travel expense	1,521
Meals and entertainment	560
Total operating expenses	2,214,282
Loss from operations	(1,101,195)
Other (income) expense:	
Other income	(4)
Interest expense	218,885
Total other income (expense)	218,881
Net loss	(1,320,076)
Other comprehensive loss:	
Foreign currency translation differences	(6,488)
Total comprehensive loss	$ (1,326,564)

No assurance is provided on the consolidated financial statements. All disclosures required by GAAP are omitted.

FOURQ TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance on December 31, 2020	560,880	$ 5,609	650,000	$ 6,500	$ 555,271	$ (1,828,922)	$ 10,088	$ (1,251,454)
Foreign translation adjustment	-	-	-	-	-	-	(6,488)	(6,488)
Net loss	-	-	-	-	-	(1,320,076)	-	(1,320,076)
Balance on December 31, 2021	560,880	$ 5,609	650,000	$ 6,500	$ 555,271	$ (3,148,998)	$ 3,600	$ (2,578,018)

No assurance is provided on the consolidated financial statements. All disclosures required by GAAP are omitted.

3

FOURQ TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

(unaudited)

Cash flows from operating activities:	
Net loss	$ (1,320,076)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	98,027
Amortization of debt issuance cost	33,227
Changes in operating assets and liabilities:	
Receivables	(195,576)
Prepayments	(25,000)
Security deposit	(35,000)
Accounts payable	179,599
Accrued interest	185,709
Accrued expenses	(61,978)
Net cash used by operating activities	(1,141,068)
Cash flows from financing activities:	
Debt issuance cost	(73,099)
Proceeds from convertible notes	887,103
Net cash provided by financing activities	814,004
Effect of exchange rates on cash	(6,488)
Cash, beginning	532,654
Net decrease in cash	(327,064)
Cash, ending	$ 199,102

No assurance is provided on the consolidated financial statements. All disclosures required by GAAP are omitted.

Note 1: Convertible Notes (SeedInvest)

During January 2021 the company issued convertible notes as part of a Regulation CF based funding round, conducted via SeedInvest.com (SI Securities LLC).

As of December 31, 2021, the total amount of all convertible notes outstanding, net of debt issuance cost is $2,881,406.